UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G

                   Under the Securities Exchange Act of 1934*

                                (Amendment No. 5)

                                Sequa Corporation
                                -----------------
                                (Name of Issuer)

                  $5.00 Cumulative Convertible Preferred Stock
                  --------------------------------------------
                         (Title of Class of Securities)

                                    817320302
                                    ---------
                                 (CUSIP Number)

                                December 31, 2003
                                -----------------
             (Date of Event Which Requires Filing of this Statement)

     Check the appropriate box to designate the rule pursuant to which this
                               Schedule is filed:

                                [X] Rule 13d-1(b)
                                [ ] Rule 13d-1(c)
                                [ ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

-------------------                                           ------------------
CUSIP No. 817320302                    13G                    Page 2 of 10 Pages
-------------------                                           ------------------

---------- ---------------------------------------------------------------------
        1  NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Forest Investment Management, LLC
---------- ---------------------------------------------------------------------
        2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [ ]

                                                                         (b) [X]
---------- ---------------------------------------------------------------------
        3  SEC USE ONLY

---------- ---------------------------------------------------------------------
        4  CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware
-------------------- ------ ----------------------------------------------------
                         5  SOLE VOTING POWER

                            0
                     ------ ----------------------------------------------------
     NUMBER OF           6  SHARED VOTING POWER
      SHARES
   BENEFICIALLY             17,100
     OWNED BY
       EACH          ------ ----------------------------------------------------
     REPORTING           7  SOLE DISPOSITIVE POWER
      PERSON
       WITH                 0

                     ------ ----------------------------------------------------
                         8  SHARED DISPOSITIVE POWER

                            19,100
---------- ---------------------------------------------------------------------
        9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           19,100
---------- ---------------------------------------------------------------------
       10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

           N/A
---------- ---------------------------------------------------------------------
       11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

           4.6%
---------- ---------------------------------------------------------------------
       12  TYPE OF REPORTING PERSON*

           IA
---------- ---------------------------------------------------------------------

                      *SEE INSTRUCTION BEFORE FILLING OUT!

-------------------                                           ------------------
CUSIP No. 817320302                    13G                    Page 3 of 10 Pages
-------------------                                           ------------------

---------- ---------------------------------------------------------------------
        1  NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Forest Partners II, L.P.
---------- ---------------------------------------------------------------------
        2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [ ]

                                                                         (b) [X]
---------- ---------------------------------------------------------------------
        3  SEC USE ONLY

---------- ---------------------------------------------------------------------
        4  CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware
-------------------- ------ ----------------------------------------------------
                         5  SOLE VOTING POWER

                            0
                     ------ ----------------------------------------------------
     NUMBER OF           6  SHARED VOTING POWER
      SHARES
   BENEFICIALLY             17,100
     OWNED BY
       EACH          ------ ----------------------------------------------------
     REPORTING           7  SOLE DISPOSITIVE POWER
      PERSON
       WITH                 0

                     ------ ----------------------------------------------------
                         8  SHARED DISPOSITIVE POWER

                            19,100
---------- ---------------------------------------------------------------------
        9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           19,100
---------- ---------------------------------------------------------------------
       10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

           N/A
---------- ---------------------------------------------------------------------
       11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

           4.6%
---------- ---------------------------------------------------------------------
       12  TYPE OF REPORTING PERSON*

           PN
---------- ---------------------------------------------------------------------

                      *SEE INSTRUCTION BEFORE FILLING OUT!

-------------------                                           ------------------
CUSIP No. 817320302                    13G                    Page 4 of 10 Pages
-------------------                                           ------------------

---------- ---------------------------------------------------------------------
        1  NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Michael A. Boyd, Inc.
---------- ---------------------------------------------------------------------
        2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [ ]

                                                                         (b) [X]
---------- ---------------------------------------------------------------------
        3  SEC USE ONLY

---------- ---------------------------------------------------------------------
        4  CITIZENSHIP OR PLACE OF ORGANIZATION

           Connecticut
-------------------- ------ ----------------------------------------------------
                         5  SOLE VOTING POWER

                            0
                     ------ ----------------------------------------------------
     NUMBER OF           6  SHARED VOTING POWER
      SHARES
   BENEFICIALLY             17,100
     OWNED BY
       EACH          ------ ----------------------------------------------------
     REPORTING           7  SOLE DISPOSITIVE POWER
      PERSON
       WITH                 0

                     ------ ----------------------------------------------------
                         8  SHARED DISPOSITIVE POWER

                            19,100
---------- ---------------------------------------------------------------------
        9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           19,100
---------- ---------------------------------------------------------------------
       10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

           N/A
---------- ---------------------------------------------------------------------
       11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

           4.6%
---------- ---------------------------------------------------------------------
       12  TYPE OF REPORTING PERSON*

           CO
---------- ---------------------------------------------------------------------

                      *SEE INSTRUCTION BEFORE FILLING OUT!

-------------------                                           ------------------
CUSIP No. 817320302                    13G                    Page 5 of 10 Pages
-------------------                                           ------------------

---------- ---------------------------------------------------------------------
        1  NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Michael A. Boyd
---------- ---------------------------------------------------------------------
        2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [ ]

                                                                         (b) [X]
---------- ---------------------------------------------------------------------
        3  SEC USE ONLY

---------- ---------------------------------------------------------------------
        4  CITIZENSHIP OR PLACE OF ORGANIZATION

           United States
-------------------- ------ ----------------------------------------------------
                         5  SOLE VOTING POWER

                            0
                     ------ ----------------------------------------------------
     NUMBER OF           6  SHARED VOTING POWER
      SHARES
   BENEFICIALLY             17,100
     OWNED BY
       EACH          ------ ----------------------------------------------------
     REPORTING           7  SOLE DISPOSITIVE POWER
      PERSON
       WITH                 0

                     ------ ----------------------------------------------------
                         8  SHARED DISPOSITIVE POWER

                            19,100
---------- ---------------------------------------------------------------------
        9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           19,100
---------- ---------------------------------------------------------------------
       10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

           N/A
---------- ---------------------------------------------------------------------
       11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

           4.6%
---------- ---------------------------------------------------------------------
       12  TYPE OF REPORTING PERSON*

           IN
---------- ---------------------------------------------------------------------

                      *SEE INSTRUCTION BEFORE FILLING OUT!

This Amendment No. 5 to Schedule 13G (this "Amendment No. 5") amends, supplements and restates the Amendment No. 4 to Schedule 13G which was filed on May 5, 2003 ("Amendment No. 4") with respect to the $5.00 Cumulative Convertible Preferred Stock ("Preferred Stock") of Sequa Corporation, a Delaware corporation (the "Company"). Beneficial ownership of the Preferred Stock is reported herein as of the date hereof. Capitalized terms used but not defined herein shall have the meanings ascribed thereto in Amendment No. 4.

Items 4(a)-(c):     Ownership:
--------------      ---------

     Items 4(a)-(c) of Amendment No. 4 are hereby amended by the deletion of the text thereof in its entirety and its replacement with the following:

                    As of the date of this statement:

                    FOREST INVESTMENT MANAGEMENT, LLC
                    ---------------------------------

                    (a) Amount beneficially owned. Forest Management may be deemed to beneficially own, within the meaning of Rule 13d-1 of the Securities Exchange Act of 1934, 19,100 shares of Preferred Stock held directly by the Advised Accounts.

                    (b) Percent of Class. The 19,100 shares of Preferred Stock beneficially owned by Forest Management represent 4.6% of the total outstanding amount of Preferred Stock. This percentage and the other percentages set forth in this Amendment No. 5 are based on a total 412,815 shares of Preferred Stock outstanding as of March 18, 2004, as reflected in the Company's Definitive Proxy Statement on
                    Schedule 14A, filed with the Securities and Exchange Commission on March 30, 2003.

                    (c) Number of shares as to which the person has:

                    (i)   Sole power to vote or to direct the vote: 0
                    (ii)  Shared power to vote or to direct the vote: 17,100
                    (iii) Sole power to dispose or to direct the disposition of:
                          0
                    (iv) Shared power to dispose or to direct the disposition of: 19,100

                    FOREST PARTNERS II, L.P.
                    ------------------------

                    (a) Amount beneficially owned. Forest Partners may be deemed to have beneficial ownership over the shares of Preferred Stock beneficially owned by Forest Management by virtue of its position as managing member of Forest Management. Therefore, Forest Partners may be deemed to have beneficial ownership of 19,100 shares of Preferred Stock.

                    (b) Percent of Class. The 19,100 shares of Preferred Stock beneficially owned by Forest Partners represent 4.6% of the total outstanding amount of Preferred Stock.

                    (c) Number of shares as to which the person has:

                    (i)   Sole power to vote or to direct the vote: 0
                    (ii)  Shared power to vote or to direct the vote: 17,100
                    (iii) Sole power to dispose or to direct the disposition of:
                          0
                    (iv) Shared power to dispose or to direct the disposition of: 19,100

                    MICHAEL A. BOYD, INC.
                    ---------------------

                    (a) Amount beneficially owned. Boyd may be deemed to have beneficial ownership over the shares of Preferred Stock beneficially owned by Forest Partners by virtue of its position as general partner of Forest Partners. Therefore, Boyd may be deemed to have beneficial ownership of 19,100 shares of Preferred Stock.

                    (b) Percent of Class. The 19,100 shares of Preferred Stock beneficially owned by Boyd represent 4.6% of the total outstanding amount of Preferred Stock.

                    (c) Number of shares as to which the person has:

                    (i)   Sole power to vote or to direct the vote: 0
                    (ii)  Shared power to vote or to direct the vote: 17,100
                    (iii) Sole power to dispose or to direct the disposition of:
                          0
                    (iv) Shared power to dispose or to direct the disposition of: 19,100

                    MICHAEL A. BOYD
                    ---------------

                    (a) Amount beneficially owned. Mr. Boyd may be deemed to have beneficial ownership over the shares of Preferred Stock beneficially owned by Boyd by virtue of his position as president and sole shareholder of Boyd. Therefore, Mr. Boyd may be deemed to have beneficial ownership of 19,100 shares of Preferred Stock.

                    (b) Percent of Class. The 19,100 shares of Preferred Stock beneficially owned by Mr. Boyd represent 4.6% of the total outstanding amount of Preferred Stock.

                    (c) Number of shares as to which the person has:

                    (i)   Sole power to vote or to direct the vote: 0
                    (ii)  Shared power to vote or to direct the vote: 17,100
                    (iii) Sole power to dispose or to direct the disposition of:
                          0
                    (iv) Shared power to dispose or to direct the disposition of: 19,100

Item 5:             Ownership of Five Percent or Less of a Class:
------              --------------------------------------------

                    If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [X]

Item 10:            Certification:
-------             -------------

                    By signing below each of the undersigned certifies that, to the best of the undersigned's knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE
                                    ---------

     After reasonable inquiry and to the best of the undersigned's knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: September 29, 2004


FOREST INVESTMENT MANAGEMENT, LLC       FOREST PARTNERS II, L.P.

By: Forest Partners II, L.P.,           By: Michael A. Boyd, Inc.,
    managing member                         general partner

By: Michael A. Boyd, Inc.,              By: /s/ Michael A. Boyd
    general partner                         ------------------------------
                                            Michael A. Boyd
By: /s/ Michael A. Boyd                     President
    ------------------------------
    Michael A. Boyd
    President


MICHAEL A. BOYD, INC.                   /s/ Michael A. Boyd
                                        ------------------------------
By: /s/ Michael A. Boyd                 Michael A. Boyd
    ------------------------------
    Michael A. Boyd
    President

                                  EXHIBIT INDEX


Exhibit 99.1: Joint Filing Agreement, dated February 12, 2003, by and among Forest Investment Management, LLC, Forest Partners II, L.P., Michael A. Boyd, Inc. and Michael A. Boyd --- incorporated herein by reference to Exhibit 99.1 of Amendment No. 3 to Schedule 13G filed by the Reporting Persons on February 12, 2003.